MOORELAND PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mooreland Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, Suite 1801
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Phillips 212-651-0191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Lawrence Phillips__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Mooreland Partners LLC__ , as
of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

KATHLEEN BALDWIN
Notary Public - State of New York
NO. 01BA6351410
Qualified in Bronx County
My Commission Expires Dec 5, 2020

Kathleen Baldwin
Notary Public

Lawrence Phillips
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

berkower
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Mooreland Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mooreland Partners LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC
Iselin, New Jersey

February 27, 2019

Miami • Los Angeles • Cayman Islands

MOORELAND PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash	$4,402,248
Securities owned at fair value	174,227
Fees Receivable	287,662
Prepaid expenses	5,191
TOTAL ASSETS	**$4,869,328**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to parent	116,696
Accrued expenses and other liabilities	299,707
TOTAL LIABILITIES	416,403
MEMBER'S EQUITY	4,452,925
TOTAL LIABILITIES AND MEMBER'S EQUITY	$4,869,328

The accompanying notes are an integral part of this statement

1.   ORGANIZATION AND NATURE OF BUSINESS

Mooreland Partners LLC (the "Company") is an investment banking advisory consulting company based in New York, NY. The Company is a wholly owned subsidiary of Mooreland Holdings LLC (the "Parent"). The Company provides strategic and tactical advice for both public and private information technology companies.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

3.   REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty

associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Significant judgements:

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success fees:

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

4.   FAIR VALUE MEASUREMENT -DEFINITION AND HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The. fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The

unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

5. The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2018. See note 4 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets	Level 1	Level 2	Level 3	Total
Equity Securities	$ 174,227	$ -	$ -	$ 174,227
Total	$ 174,227	$ -	$ -	$ 174,227

6. RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with its parent in which certain overhead expenses incurred by the affiliate are allocated to the Company for its appropriate share. The financial statement contains charges of $134,196 relating to this arrangement. The Parent has adequate resources independent of the company to pay these expenses and the company had no additional obligation, either direct or indirect, to compensate a third party for these expenses.

7. INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Tax years that remain subject to examination are 2015, 2016, 2017 and 2018. For the year ended December 31, 2018 management has determined that there are no material uncertain income tax positions.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $3,985,845 which exceeded the minimum requirement of $27,760 by $3,958,085. The Company's ratio of aggregate indebtedness to net capital ratio was 0.10 to 1.

10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2018, the Company had not entered into any subordinated loans agreements.

11. COMMITMENTS AND CONTINGENT LIABILITIES

The company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

12. SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.